FORETHOUGHT LIFE INSURANCE COMPANY

Sarah M. Patterson
Vice President and Assistant General Counsel
Law Department
Direct Dial: (860) 325-1538
Fax: (800) 325-1539

December 2, 2013

Ms. Deborah D. Skeens

Senior Counsel

United States Securities and Exchange Commission

Office of Insurance Products

100 F Street, N.E.

Washington, D.C.  20549-8629

Re:                             Forethought Life Insurance Company Separate Account A

File Nos. 333-191097 & 811-22726

Dear Ms. Skeens:

Thank you for your comments on November 8, 2013 regarding our N-4 filing for the above-referenced file number.  Below please find our response following your comments in bold, italics.  Page numbers refer to the courtesy copy of the registration statement provided to the staff.

General

1.              COMMENT:  Please confirm that all missing information, including the financial statements and all exhibits, will be filed by a pre-effective amendment to the registration statement.

RESPONSE:  We confirm that all missing information, including financial statements and exhibits, will be filed by a pre-effective amendment to the registration.

2.              COMMENT:  Please confirm supplementally that the contract name on the front cover page of the prospectus is and will continue to be the same as that associated with the EDGAR class identifiers.

RESPONSE:  Registrant confirms that the contract name is and will continue to be the same as the EDGAR class identifiers.

3.              COMMENT:  Please clarify supplementally whether there are any types of guarantees or support agreements with third parties to support any of the benefits or features under the policy or whether the company will be solely responsible for paying out on any benefits or features associated with the policy.

RESPONSE:  Registrant confirms that there are no guarantees or support agreements and the company is solely responsible.

4.     Right to Restrict/Reject Additional Premium Payments:

a.              COMMENT:  In several places, the prospectus reserves the right to reject or restrict additional Premium Payments. (See, e.g., pp. 26, 29, and 34.)  It also requires prior approval of subsequent Premium Payments for each of the two optional withdrawal benefit riders.  (See pp. 42 and 48.)  In the disclosure, please provide a more detailed explanation of the circumstances under which this right may be exercised, and (in the case of the optional withdrawal benefit riders) the circumstances under which Forethought may accept or reject additional Premium Payments.

RESPONSE:  Agreed.  Registrant has added the following disclosures on pages 26, 29, 31, 34, 42 and 48 describing the circumstances where subsequent premium payments will be accepted, rejected or prior approval is required:

“We do not currently enforce the right to approve subsequent Premium Payments, except where a subsequent Premium Payment would result in your total Premium Payments exceeding $1 million.  In the future, we may expand the circumstances under which we require prior approval of subsequent Premium Payments.  There are a variety of factors that could influence our decision to prohibit or restrict subsequent Premium Payments, for example, we could do so in the event of a market disturbance. Any action we take with respect to subsequent Premium Payment restriction or approval will be done on a non-discriminatory basis.”

b.              COMMENT:  How do you purchase a Contract? (p. 11):  Please include a statement here clarifying that you (a) require prior approval of subsequent Premium Payments for the optional withdrawal benefit riders; and (b) reserve the right to reject or restrict Premium Payments for the other optional riders.

RESPONSE:  Agreed.  Registrant added the following statement under “How do you purchase a Contract?”:

“In addition to this restriction on initial Premium Payments, we may also restrict or require approval of subsequent Premium Payments if (1) the subsequent Premium Payment would result in your total Premium Payments exceeding $1 million, (2) the subsequent Premium Payment would result in your total Premium Payments exceeding 150% of your initial premium or (3) any time after the first Contract Year if you have elected any optional riders.  We do not currently enforce the right to approve subsequent Premium Payments, except where a subsequent Premium Payment would result in your total Premium Payments exceeding $1 million.  In the future, we may expand the circumstances under which we restrict or require prior approval of subsequent Premium Payments.  There are a variety of factors that could influence our decision to prohibit or restrict subsequent Premium Payments, for example, we could do so in the event of a market disturbance.  Any action we take with respect to subsequent Premium Payment restriction or approval will be done following giving notice to you and on a non-discriminatory basis.”

c.               COMMENT:  In addition, the first full paragraph at p. 12 of the prospectus (under “How are Premium Payments applied to your Contract?”) states that “the election of certain optional riders may also limit your ability to make additional Premium Payments, as described in the sections of this prospectus explaining those riders.” Please clarify which optional riders may limit a contract owner’s ability to make additional Premium Payments. The descriptions of these riders in the prospectus appear to indicate that election of any optional rider may potentially limit this ability.

RESPONSE:  Agreed.  Registrant reworded the sentence in question to read:  “The election of any optional riders may also limit your ability to make additional Premium Payments, as described in the sections of this prospectus explaining those riders.”

Cover Page

5.              COMMENT:  In the list of portfolio companies, please use the full name of each company, as set forth in Appendix C. (For example, “Forethought Variable Insurance Trust”; “AIM Variable Insurance Funds” (for Invesco funds); “Hartford Series Fund, Inc.”.)

RESPONSE:  Agreed.  Registrant added the full name of each portfolio company to the cover as is listed in Appendix C.

Introduction

6.              COMMENT:  Please include “Fund Facilitation Fee” in the list of fees not disclosed in the “Choose a Contract class” table.

RESPONSE:  Agreed.  Registrant added “Fund Facilitation Fee” to the list of fees not disclosed in the table to “Choose a Contract class.”

Fee Summary

7.              COMMENT:  Owner Periodic Expenses/Total Separate Account Annual Expenses (p. 4): Please update the B-share Total Separate Account Annual Expenses, as the current figure does not appear accurate.

RESPONSE:  Agreed.  Registrant updated the “Total Separate Account Annual Expenses” for B-Share to reflect the correct total of 1.50%.

8.     Owner Periodic Expenses/Maximum Optional Charges (pp. 4-5):

a.              COMMENT:  In footnote 5 to this table, please define the term “FVIT.”

RESPONSE:  Agreed.  Registrant spelled out “FVIT” as Forethought Variable Insurance Trust.

b.              COMMENT:  Please add a parenthetical or revise footnote 6 to this table to make clear that the Maximum Optional Charges are annual charges.

RESPONSE:  Agreed.  Registrant reworded the sentence in question to read:  “All optional charges shown are expressed as annual charges, and are deducted on each Quarterly Contract Anniversary.”

c.               COMMENT:  Please revise footnotes 11 and 12 to this table to clarify that the current rider charge for each of these two optional riders may increase or decrease as a result of changes in the 10-Year U.S. Treasury Rate. In addition, please include a cross-reference to the relevant discussions of such variable rider fees in the “Optional Withdrawal Benefits” section.

RESPONSE:  Agreed.  Registrant added the following statement to footnote 11:  “The fee may also change as a result of changes in the 10 Year U.S. Treasury Rate.  Please see the discussion under “How is the charge for the rider calculated?” in the Annual Lock Income Benefit Flex section of this prospectus for additional detail.”

Registrant added the following statement to footnote 12:  “The fee may also change as a result of changes in the 10 Year U.S. Treasury Rate.  Please see the discussion under “How is the charge for the rider calculated?” in the Daily Lock Income Benefit Flex section of this Prospectus for additional detail.”

Management of the Contract

9.              COMMENT:  The Funds (p. 8): Please include a statement in this section clarifying that certain riders limit the contract owner’s investment options.

RESPONSE:  Agreed.  Registrant added the following statement to “The Funds” section:  “Election of any optional riders will limit your investment options.”

10.       COMMENT:  Fees and Payments We Receive from Funds and related parties (p. 9): In the last paragraph of this section, please revise the term “Forethought Series Trust” to read “Forethought Variable Insurance Trust.”

RESPONSE:  Agreed.  Registrant replaced “Forethought Series Trust” with “Forethought Variable Insurance Trust.”

11.       COMMENT:  Fixed Account (p. 9): Please revise the last sentence of the bold-faced paragraph to include the Maximum Anniversary Value Core and Maximum Daily Value Core riders or explain supplementally why this disclosure is not appropriate.

RESPONSE:  Agreed.  Registrant revised the sentence in question to read:  “The Fixed Account is not offered in all Contract share classes and is not available in all states or if you have elected Maximum Anniversary Value Core, Maximum Daily Value Core, Annual Lock Income Benefit Flex, or Daily Lock Income Benefit Flex.”

Information on your Account

12.       COMMENT:  Fund Facilitation Fee (p. 19): If you reserve the right to increase the fee for the listed funds in the table up to the maximum shown in the Fee Summary, please explicitly so state.

RESPONSE:  Registrant is contractually prohibited from increasing the Fund Facilitation Fee for in-force contracts.  Any increases would only apply to newly issued contracts, and the prospectus would be amended at the time of the increase to reflect the current fee.

Registrant has added the following statement for clarity:  “The Fund Facilitation Fee cannot be increased once you are invested in a Sub-Account subject to the fee.”

Investment Restrictions (for each optional rider except Return of Premium Core Death Benefit)

13.       COMMENT:  When disclosing that the applicable investment restrictions seek to reduce volatility, please state more clearly that this strategy may not be successful.

RESPONSE:  Agreed.  Registrant added the following disclosure to all optional riders with investment restrictions on pages 29, 34, 42 and 48:  “Investment restrictions do not guarantee reduced volatility.”

Optional Withdrawal Benefits/How is the charge for the rider calculated? (pp. 37 and 43-44)

14.       The second paragraph of this section states that the annual charge percentage is based on the “10 Year U.S. Treasury.” Please clarify the following:

a.              COMMENT:  If the term “10 Year U.S. Treasury” refers to the 10 Year U.S. Treasury Rate (as noted in subsequent paragraphs), please so state, and use the term consistently throughout this discussion.

RESPONSE:  Agreed.  Registrant replaced “10 Year U.S. Treasury” with “10 Year U.S. Treasury Rate” throughout this discussion on pages 37, 43 and 44.

b.              COMMENT:  The second paragraph states that annual charge will be calculated based on the “10 Year U.S. Treasury” “as determined on the last day of each calendar quarter.” Please specify more clearly how the 10 Year U.S. Treasury Rate will be determined. For example, will the rate be based on the monthly average as published by the Federal Reserve?

If not, please clarify what alternative means of determination will be used.  In addition, please state whether the 10 Year U.S. Treasury Rate on which the annual charge is determined is published and, if so, the name of the publication.

RESPONSE:  Agreed.  The 10 Year U.S. Treasury Rate will not be an average, but the rate published on the last day of each quarter (the rate is published daily) by the U.S. Department of the Treasury.  We have replaced the word “determined” with the word “published” to avoid confusion and included the internet address of the U.S. Department of the Treasury where the rate can be found.

c.               COMMENT:  If the 10 Year U.S. Treasury Rate is based on a monthly average, please further clarify how the annual charge percentage for the three month period will be calculated. (That is, is it an average of three 10 Year Treasury Rate monthly averages, an overall three-month average, or some other method of calculation?)

RESPONSE:  The 10 Year U.S. Treasury Rate that will be used in determining the Rider fee is not an average but the actual rate published by the U.S. Department of the Treasury on the last day of the quarter.

d.              COMMENT:  Based on the disclosure in the second paragraph of this section, it appears that the rider charge may change on a quarterly basis. If so, please clarify this here.

RESPONSE:  Agreed.  We have revised the first sentence of the second paragraph to include the word “Quarterly.”  The revised sentence reads as follows:  “We may increase or decrease the rider charge on a prospective basis on each Quarterly Contract Anniversary up to the maximum described in the Fee Table.”

15.       COMMENT:  In the third paragraph of this section, please place in bold-faced type the disclosure that you may change the charges, but that the charges will not exceed the maximum rider charge shown in the Fee Summary.

RESPONSE:  Agreed.  Registrant bolded the following statement:  “We may change the charges shown on the table, but we will never charge more than the maximum rider charge shown in the Fee Summary on page 4 of this Prospectus” on pages 37 and 43.

16.       The third paragraph of this section states that the company will notify the contract owner in writing of any change in the table. Please clarify the following:

a.              COMMENT:  Please specify how far in advance such notice will be provided to the contract owner.

RESPONSE:  Agreed.  We have revised the disclosure to read “We will notify you in writing of any change in the table at least 30 days prior to the effective date of any such change.”

b.              COMMENT:  Please disclose where contract owners may find the current published 10 Year Treasury Rate (online and/or in print). In addition, if a contract owner may obtain this information (i.e., the 10-Year Treasury Rate and/or the current fee) from the company (by, for example, calling a toll-free telephone number), please so state in the disclosure.

RESPONSE:  Agreed.  We have added the following text immediately following the Rider Charge Table:  “The 10 Year U.S. Treasury Rate can be found on the U.S. Department of the Treasury website at the following address:  http://www.treasury.gov/resource-center/data-chart-center/interest-rates/Pages/TextView.aspx?data=yield or by calling the Annuity Service Center.”

17.       Renewal Rider Charge Table:

a.              COMMENT:  Please consider changing the title of the rider charge table as the term “Renewal” is potentially confusing.

RESPONSE:  Agreed.  Registrant changed the title from “Renewal Rider Charge Table” to “Rider Charge Table” on pages 37 and 44.

b.              COMMENT:  Please clarify in this table (if accurate) that the “Annual Rider Charge” set forth in the second column is assessed on a quarterly basis.

RESPONSE:  Registrant added “(assessed on a quarterly basis)” to the second column title on pages 37 and 44.

18.       COMMENT:  Please explain more fully in this section the purpose of the variable pricing feature for the optional riders. For example, if this feature is intended to reduce the company’s exposure to interest rate risk, please so state.

RESPONSE:  Agreed.  Registrant has added the following text to pages 37 and 44:  “The cost of providing guarantees for your Contract fluctuates and is heavily influenced by many factors, one of which is interest rates.  Our pricing structure allows us to be more responsive to market conditions and provides some transparency for you regarding the pricing of your optional benefits.”

19.       COMMENT:  In the fourth paragraph of this section, the term “contract Quarterly Contract Anniversary” appears to be a typographical error. Please advise or revise.

RESPONSE:  Agreed.  We have revised to remove the first “contract.”

20.       COMMENT:  Please explain supplementally how an investor might be aware of, or be able to discover, the current rider charge they are being assessed.

RESPONSE:  Rider charges are disclosed on the quarterly statement of account sent to every Contract owner.  Additionally, Contract owners may call our Annuity Service Center at any time to inquire about the cost of their riders.

Appendix D

21.       COMMENT:  Please remove the phrase “Elected on or after November 18, 2013” as this is a new contract.

RESPONSE:  Agreed.  Registrant removed “Elected on or after November 18, 2013.”

Premium-Based Charge Examples (APP A-7)

22.       COMMENT:  Please revise example two, which is an example based on a B-share contract that does not impose a premium-based charge.

RESPONSE:  Agreed.  Registrant corrected the example to be based on the L-share contract.

Powers of Attorney

23.       COMMENT:  Please note that the power of attorney for this filing did not reserve the right to execute amendments. Therefore, a new power of attorney (or the signature of the principals) will be necessary for any pre-effective amendments. See rule 483(b) under the Securities Act of 1933.

RESPONSE:  Agreed.  The power of attorneys have been updated.

Tandy Representations

COMMENT:  We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Registrant and its management are in possession of all facts relating to the Registrant’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the Registrant requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

•                  should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                  the Registrant may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

RESPONSE:  Registrant hereby acknowledges that the Staff of the Commission has not passed upon the accuracy or adequacy of the prospectus and related statement of additional information for the above referenced registration statements.  Registrant further acknowledges that the review of the filing by the Staff of the Commission does not relieve it of its full responsibility for the adequacy and accuracy of the disclosure of this filing nor does it foreclose the Commission from taking any action with respect to the filing.  Further, registrant acknowledges that it may not assert as a defense in any proceeding initiated by the Commission or any person under federal securities law that the Staff of the Commission reviewed the filing and provided comments to the registrant or that the filing became automatically effective thereafter.

Thank you for your comments.  We hope the information provided above and in the attached courtesy copy of the marked registration statement are responsive.  Please let us know if you have any comments or questions.

Kind Regards,

/s/ Sarah M. Patterson

Sarah M. Patterson
Vice President and Assistant General Counsel